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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Linktone Ltd.
(Name of Issuer)
American Depositary Shares, each representing 10 ordinary shares, par value $0.0001 per share
(Title of Class of Securities)
535925101
(CUSIP Number)
February 14, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)(1)

     ☑ Rule 13d-1(c)(1)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This amendment to the original Schedule 13G is being filed by Jayhawk Capital Management, L.L.C. under Rule 13d-1(b). The other reporting persons listed herein are filing this amendment under Rule 13d-1(c).

CUSIP No.	535925101

1	NAMES OF REPORTING PERSONS: Jayhawk China Fund (Cayman), Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	98-0170144

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:
	Caymen Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	535925101

1	NAMES OF REPORTING PERSONS: Jayhawk Capital Management, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	48-1172612

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:
	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA

CUSIP No.	535925101

1	NAMES OF REPORTING PERSONS: Kent C. McCarthy

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:
	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 4. Ownership.
a.	Amount beneficially owned: On November 22, 2006, Jayhawk China Fund (Cayman), Ltd. (“JCF”) disposed of all of its American Depositary Shares (“Shares”) of Linktone Ltd. Jayhawk Capital Management, L.L.C. (“JLM”) is the manager and investment advisor for JCF and Kent C. McCarthy is the manager of JLM. Because of their relationship to JCF, JLM and Mr. McCarthy have been reporting as beneficial owners of the Shares owned by JCF. As of November 22, 2006, none of the reporting persons own any Shares of the issuer.

b.	Percent of class: 0%

c.	Number of units as to which the person has:
i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 10. Certifications.
Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of share outstanding, the reporting persons have no further obligation under Section 13(d) of the Securities and Exchange Act, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.

By signing below the reporting person filing pursuant to Rule 13d-1(b) certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below those reporting persons filing pursuant to Rule 13d-1(c) certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:February 14, 2007

JAYHAWK CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Kent C. McCarthy
Kent C. McCarthy Managing Member of Jayhawk Capital Management L.L.C.

JAYHAWK CHINA FUND (CAYMAN), LTD.

By:	/s/ Kent C. McCarthy
Kent C. McCarthy Managing Member of Jayhawk Capital Management L.L.C., Manager of Jayhawk China Fund (Cayman), Ltd.

/s/ Kent C. McCarthy Kent C. McCarthy

INDEX TO EXHIBITS

Exhibit No.	Exhibit

1	Joint Filing Agreement dated as of August 1, 2005 (previously filed as Exhibit 1 to Original Schedule 13G filed with the Commission on August 1, 2005).